ENERGY METALS CORPORATION
Amended Management Discussion and Analysis
Year Ended June 30, 2006

This Management Discussion and Analysis of ENERGY METALS CORPORATION (the “Company”) provides analysis of the Company’s financial results for the year ended June 30, 2006. The following information should be read in conjunction with the accompanying annual consolidated financial statements and the notes to the annual consolidated financial statements.

1.1	Date of Report:	September 22, 2006
1.2	Nature of Business and Overall Performance

Energy Metals Corporation is a TSX-listed Canadian company focused on advancing its industry leading uranium property portfolio towards production in what is the world's largest uranium consumer market, the United States of America. Energy Metals Corporation has extensive advanced property holdings in Wyoming, Texas and New Mexico that are amenable to ISR (in-situ recovery). This form of uranium mining was pioneered in Texas and Wyoming and utilizes oxygenated groundwater to dissolve the uranium in place and pump it to the surface through water wells. Energy Metals is also actively advancing other uranium properties in the States of Colorado, Utah, Nevada, Oregon and Arizona.

SIGNIFICANT URANIUM PROPERTIES
				Resource
Property	Location	Prior Operator	Classification	Grade %	Tonnage	mm pounds
La Palangana	South Texas Uranium Belt	Chevron Resources USA	NI 43-101 Inferred Resource	0.15	1,906,000	5.7
Aurora	South East Oregon	Placer Amex	NI 43-101 Indicated Resource	0.051	17,690,000	18.3
**Moore Ranch	Powder River Basin – WY	Conoco	NI 43-101 Measured Resource	0.10	2,950,000	5.9
**Moore Ranch	Powder River Basin – WY	Conoco	NI 43-101 Inferred Resource	0.102	43,6000	0.9
Hosta Butte	McKinley County – NM –	NZ Uranium LLC	NI 43-101 Indicated Resource	0.112	5,279,000	11.8
Crownpoint	McKinley County – NM	Conoco	NI 43-101 Indicated Resource	0.099	7,933,000	15.7
**Peterson	Powder River Basin – WY	Cogema	NI 43-101 Indicated Resource	0.091	1,005,000	1.8
**Red Rim	Sweetwater County, WY	Union Carbide	NI 43-101 Indicated Resource	0.17	336,000	1.1
**Red Rim	Sweetwater County, WY	Union Carbide	NI 43-101 Inferred Resource	0.16	472,900	1.5
Jab	Great Divide Basin – WY	Wold Resources	Historic Resource*	0.071	2,817,000	4.0
Antelope	Great Divide Basin – WY	Newpark Resources	Historic Resource*	0.07	10,714,000	15.0
DW Block	Great Divide Basin – WY	Conoco - Texas Gulf	Historic Resource*	0.07	8,571,000	12.0
AC Block	Great Divide Basin – WY	OPI Western	Historic Resource*	0.04	11,250,000	9.0
Twin Buttes	Great Divide Basin – WY	Kerr McGee	Historic Resource*	0.12	2,083,000	5.0
RM Block	Great Divide Basin – WY	Rocky Mountain Energy	Historic Resource*	0.04	5,000,000	4.0
Nine Mile	Natrona County – WY	Rocky Mountain Energy	Historic Resource*	0.05	8,181,000	9.0
Frank M	Shootaring Canyon – UT	Plateau Resources	Historic Resource*	0.12	1,458,000	3.5
San Rafael	Green River – UT	Conoco - Union Carbide	Historic Resource*	0.16	625,000	2.0
Velvet	Lisbon Valley – UT	Union Carbide	Historic Resource*	0.43	231,000	2.0

*Tonnages for the Historic Resources are calculated
**NI 43-101s were released subsequent to June 30, 2006

It should be noted that, except where indicated, the historical resources reported are based on third party reports and such estimates, although relevant, should not be relied upon or considered a defined resource according to NI 43-101 standards. National Instrument technical reports have been completed for the Aurora, Crownpoint, Hosta Butte, La Palangana, Peterson, Moore Ranch, and Red Rim properties. Copies of these reports can be found on the Company’s website.

ENERGY METALS CORPORATION LAND HOLDINGS
STATE	CLAIMS	LEASES	TOTAL
	ACRES	ACRES	ACRES
Arizona	5,900	1,900	7,800
Colorado	22,860	1,435	24,295
New Mexico	0	8,792	8,792
Nevada	2,440	0	2,440
Oregon	360	0	360
South Dakota	0	2,300	2,300
Texas	0	6,208	6,208
Utah	8,000	10,400	18,400
Wyoming	65,960	75,256	141,216

Total	105,520	106,291	211,811

This table does not include properties acquired as a result of the Quincy Energy Corp. acquisition.

July 1, 2005 to June 30, 2006

Highlights:

During the last 12 months, the Company achieved its goals of raising exploration and development funds, acquiring new resources, reclassifying historical resources to NI 43-101 standards, hiring production personnel, and listing on the TSX.

Specifically, the Company raised $71.35M in two brokered and two non-brokered financings. The Company also acquired two TSE-V listed companies actively engaged in uranium exploration, Standard Uranium Inc. and Quincy Energy Corp., by way of plans of arrangement. These acquisitions provided the Company with a licensed uranium ISR processing facility, numerous advanced-stage uranium properties, and experienced personnel.

The Company acquired, through staking, numerous prospective uranium properties throughout Wyoming, South Dakota, and Colorado. These include claims blocks in Custer and Fall River Counties in South Dakota, the Red Rim property in Wyoming, and the Skull Creek property in Colorado. Additional properties were also acquired through auction, and the plans of arrangement.

Two regional production offices were opened: one in Texas and one in Wyoming and staffed by experienced ISR personnel.

The company also increased its expertise on its Board of Directors and Technical Advisory Board and appointed a President for the Company’s US subsidiary, Energy Metals Corporation (US).

In June 2006, the Company moved from the TSX-Venture exchange to the TSX.

1. Financings

On December 2, 2005, the Company completed a non-brokered private placement for 2,000,000 shares at a price of $3.10 per share for gross proceeds of $6,200,000. A finder’s fee of $124,000 was paid in connection with the private placement. On December 22, 2005 the Company completed a non-brokered private placement for 2,000,000 shares at a price of $3.15 per share for gross proceeds of $6,300,000. A finder’s fee of $141,750 was paid in connection with the private placement.

In April 2006, Energy Metals completed a brokered private placement of 5,500,000 units at a price of $5.50 for gross proceeds of $30,250,000. Each unit consisted of one common share and one half of one common share purchase warrant. Each whole warrant is exercisable for a period of two years at a price of $6.50 per share. The offering was made through Sprott Securities Inc., GMP Securities L.P. and their respective US broker dealer affiliates acting as selling agents. Total compensation paid to the selling agents was $1,210,000 in cash commission and an aggregate of 220,000 compensation options exercisable for a period of two years from the closing date, into one common share price of CDN $5.50 per share. Energy Metals completed a non-brokered private placement of 5,200,000 units at a price of $5.50 for gross proceeds of $28,600,000. Each unit consisted of one common share and one half of one common share purchase warrant. Each whole warrant is exercisable for a period of two years at a price of $6.50 per share.

The proceeds of these private placements were used to fund further exploration and development of the La Palangana uranium property in Texas, refurbishment of the Hobson uranium processing facility, the advancement of its Wyoming properties, and for general corporate purposes.

2. Mergers and Acquisitions

On March 10, 2006, Energy Metals completed the acquisition of all of the issued and outstanding shares of Standard Uranium Inc. by way of plan of arrangement under the laws of British Columbia. Standard Uranium obtained both shareholder and court approval, on March 10, 2006. Pursuant to the plan of arrangement, Energy Metals acquired all of the issued and outstanding common shares of Standard Uranium on the basis of 0.64 common shares of Energy Metals for each common share of Standard Uranium

Through the acquisition of Standard Uranium, the Company obtained the Hobson Uranium ISR Processing Facility and the La Palangana deposit (NI 43-101 Inferred Resource of 5,700,000 lbs U3O8 @ 0.15%), in Texas. The plant is currently undergoing major renovations to increase its capacity 500,000 lbs to 1,000,000 lbs annually, and will utilize some of the latest technology in process control. The Hobson Facility will also operate a deep injection well located near the plant for the purpose of waste water disposal.

On July 10, 2006, Energy Metals completed the business combination with Quincy Energy by way of a plan of arrangement and Quincy Energy became a wholly-owned subsidiary of Energy Metals Corporation. Quincy Energy’s uranium properties in Arizona, Wyoming, New Mexico, Oregon and Ontario complement the Company’s already significant land holdings. Two of Quincy’s properties, Crownpoint and Hosta Butte, New Mexico, have resource estimates that are NI 43-101-compliant. Crownpoint has an NI 43-101 Indicated Resource of 15.7mm lbs U3O8(7,933,000 tonnes @ 0.99% eU3O8.) and Hosta Butte has an NI 43-101 Indicated Resource of 11.8mm lbs U3O8 (5,279,000 tonnes @ 0.112% eU3O8.)

3. Sale of Property

In June 2006, Energy Metals sold its interest in federal lode mining claims covering a portion of the Dewey Burdock deposit in Fall River and Custer Counties, South Dakota to Powertech Uranium Corporation (TSXV-PWE). Energy Metals received 1,000,000 shares of Powertech Uranium and 1,250,000 warrants, each with the right to purchase one full share of Powertech Uranium at the price of $1.00 any time until May 11, 2007. This share disbursement is payment for the assignment of said claims. Energy Metals has reserved and retained a sliding scale production royalty ranging from 2% for yellowcake prices below US $25/lb to 4% for yellowcake prices in excess of US$40/lb. This sale and royalty arrangement with Powertech Uranium is an example of Energy Metals' strategy of working with quality junior companies to maximize value and progress its non-essential property portfolio towards production, while allowing the company to concentrate on the development of its core ISR projects in Wyoming and Texas.

4. New Properties and Historical Databases

Throughout the past year, the Company’s wholly-owned subsidiary, Energy Metals Corporation (US), acquired, by staking and by lease, the Peterson project, formerly explored by Malapai Resources Ltd. In addition, the

Company completed the acquisition of an additional 600 acres internal to the SD claims and, as a result, controls the surface and mineral rights covering the Moore Ranch uranium deposit in Campbell County, Wyoming.

The Company further acquired approximately 4,750 acres of prospective uranium holdings in South Dakota. The acquisition includes a cash purchase of 32 unpatented mining claims in Fall River County, southwestern South Dakota, from a single vendor. Late in 2005, the Company acquired, by competitive sealed bid, 16 New Mexico State Land Office Mining Leases for general mining. These leases are primarily located within the Grants Uranium District, principally in McKinley County. In June 2006, the Company acquired a uranium property in Colorado: the Skull Creek project. The Skull Creek Project (the “Property”) comprises 197 claims covering approximately 3,940 acres located on public lands administered by the Bureau of Land Management and 1,280 acres of State of Colorado leases and pending leases. The original position of 72 claims was acquired in the Standard Uranium Inc. merger.

In the fall of 2005, the Company acquired all of the uranium exploration and development files of United Nuclear Corporation, as well as all the intellectual property assets including the uranium exploration and development files of the Wold Nuclear Company. With these purchases, Energy Metals owns extensive collections of data for Wyoming and New Mexico, with smaller but important amounts of data for other states including Colorado, Utah, California, South Dakota, Montana, and Idaho. Of particular importance to Energy Metals is the inclusion of geologic data and hundreds of drill logs for the Company’s Antelope Project in Wyoming, as well as drill logs for 6 other properties currently held by the Company in the Great Divide Basin. Historical data for several of the Company’s other projects in the Shirley Basin and Powder River Basin have also been obtained.

5. Personnel

On December 1, 2005, the Company appointed Dr. Dennis Stover, a leading ISR expert, as President of the Company’s US subsidiary, Energy Metals Corporation (US).

Dr. Stover is responsible for the commercial development of Energy Metals Corporation’s substantial U.S. uranium assets. After earning a B.A. in Chemistry from Kalamazoo College and a Ph.D. in Chemical Engineering at the University of Michigan, he joined Atlantic Richfield Company where he was instrumental in the development of In-Situ Uranium Recovery technology and the Clay West Project, the first commercial-scale U.S. In-Situ Uranium project. He then joined Everest Minerals Corporation where he served as Chief Engineer for 11 years. During that time, the Highland ISR Uranium Project was developed, along with several Texas projects including Hobson. From 1989 until 2002, he served as Vice President, Engineering and Project Development for Rio Algom Mining Corp. where he directed the design, construction, and start up of the Smith Ranch ISR Uranium Project. In 2002, Dr. Stover led a private consulting firm which provided technical services to both domestic and international uranium mining ventures.

In the fall of 2005, the Company announced the appointment of Mr. Stephen Morzenti, M.Sc., P.E., P.G., as the Company’s Chief Technical Advisor, and the appointment of William Lupien to its Board of Directors.

Mr. Morzenti, has over 30 years of progressive experience in natural resource project management, operations, technical management and permitting and regulatory compliance. Mr. Morzenti has extensive experience with ISL operations and was instrumental in the exploration, development, permitting and operations of the Highland Uranium Project which was completed on time and under budget and exceeded production expectations. Mr. Morzenti will assist in the oversight and direction of the Company's operations in Wyoming. Specifically, he will be responsible for recruiting a technical crew to staff EMC's Casper office, and provide direction and technical expertise in developing the Company's ISR opportunities within Wyoming.

Mr. Lupien brings over 40 years of public market financial expertise and US equity market exposure to the Company's board. Mr. Lupien was a specialist on the Pacific Stock Exchange from 1968 until 1983, responsible for trading in the securities of many public companies including IBM, Ford Motor, Occidental Petroleum, Pfizer, Cyprus Mines, Warner Lambert, Bethlehem Steel, Digital Equipment, Caesar's World, Harrah's, Hilton and many others. He has also served as Chairman of Optimark, Inc., a company he established in 1995, with a mandate to improve the structure and operational capabilities of the securities market. Mr. Lupien is co-inventor of OptiMark's patented trading technology, a revolutionary method of structuring markets for securities and other fungible items.

In 2006, the Company opened its Wyoming Regional office that is responsible for the development of the Company’s numerous advanced stage uranium properties in Wyoming and Colorado. Managing the office is Chief Geologist, Mr. Dayton Lewis.

Mr. Lewis has over 20 years of experience in the exploration, development and production of ISR amenable uranium ore deposits throughout the western US. He was a member of the initial geologic development team that created and operated the Highland Uranium Project ISR mine in Converse County, Wyoming through start up until its sale to CEGB in 1989. He joined Rio Algom Mining Corp. in 1990 as the Senior Geologist – ISR Mining, where he was responsible for all geological aspects of developing the Smith Ranch In-Situ Uranium Project in Converse County, Wyoming through 2000. Mr. Lewis returned to the Smith Ranch–Highland Project in 2004 with Power Resources, Inc., a Cameco Company, as the Senior Geologist and supervised well field geologic planning and development. Additionally he initiated geologic mine planning for the adjoining Reynolds Ranch Project and renewed assessment of the exploration potential within the Powder River Basin. Most recently, he was a Senior Evaluation Geologist for Wyoming in PRI’s Casper, Wyoming office.

The Company also opened its Texas Regional office in Corpus Christi which is headed up by Mr. Bryan Soliz. Mr. Soliz leads STMV’s Texas activities and manages the Corpus Christi office. He has 10 years’ geological experience with development and production at ISR Uranium projects. He was a key member of Rio Algom’s geologic team which developed and sustained production at the Smith Ranch ISR Facility in Wyoming. Following acquisition of the facility by PRI (Cameco’s U.S. subsidiary), Mr. Soliz assumed responsibility for annual Uranium resource and reserve reporting.

1.3 Results of Operations for the year ended June 30, 2006

During the year ended June 30, 2006 (“2006”), the Company incurred a loss of $5,531,969 or $0.16 per share as compared to $1,956,311 or $0.13 per share in the year ended June 30, 2005 (“2005”). The increase in loss in mainly attributed to stock-based compensation of $2,479,411 (2005 - $782,500) and professional fees of $937,932 (2005 - $86,035). The increase in professional fees was in respect of the acquisition of Standard Uranium Inc. completed on March 10, 2006 and Quincy Energy Corp. completed in July 2006.

Interest income for 2006 amounted to $1,261,643 (2005 - $149,073) from funds invested into money market portfolios. These funds were from proceeds of private placements and exercises of stock options and warrants.

Cash increased by $6,245,547 (2005 - $19,327,781) in 2006. Operating activities in 2006 used cash of $3,032,374 (2005 - $1,102,782). In 2006 cash outflows for investing activities amounted to $65,021,730 compared to $1,021,680. The increase is mainly due to purchase of short-term investments and acquisition of Standard Uranium, Inc. Financing activities such as private placements and stock options/warrants exercises, raised $74,299,651 (2005 - $21,452,243).

1.4 Selected annual information

Fiscal Year	2006	2005	2004
Net Sales	Nil	Nil	Nil
Net Loss	$ 5,531,969	$ 1,965,311	$ 211,232
Basic and diluted net loss per share	$ 0.16	$ 0.13	$ 0.03
Total Assets	$120,624,590	$ 23,801,036	$ 413,912
Total Long-term liabilities	$ 6,934,266	Nil	Nil
Cash dividends per common share	Nil	N/A	N/A

The Company’s recorded net loss for each of the three years has fluctuated, with an increase in the most recently completed fiscal year. This change is directly correlated with the significant increase in business activities undertaken by the Company during the most recently completed fiscal year.

1.5 Summary of Quarterly Results

	2006				2005
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net Sales	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Loss	$ 2,745,532	$ 1,267,365	$ 1,209,662	$ 309,410	$ 719,754	$ 429,954	$ 617,404	$ 189,200
Basic and diluted Net Loss per share	$ 0.07	$ 0.04	$ 0.04	$ 0.01	$ 0.03	$ 0.02	$ 0.05	$ 0.03

1.6 Liquidity and Capital Resources

At June 30, 2006, the Company had working capital of $79,654,710 and cash and cash equivalent of $25,947,294 as compared to working capital of $20,400,404 and cash and cash equivalent of $19,701,747 at June 30, 2005. Further, at June 30, 2006, the Company held short-term investments with a book value of $53,826,750 and a market value of $53,721,534.

During 2006, the Company raised cash of $71,350,000 (2005 - $20,626,969) from private placements. In 2006, the Company received cash of $4,921,827 (2005 - $1,748,183) for stock options and warrants exercised. At June 30, 2006, the Company has an aggregate 8,736,885 share purchase warrants exercisable, over the next twenty-two months, between $2.00 and $6.50 per share which, if fully exercised, could realize $46,542,607. Further, a total of 3,707,600 stock options exercisable between $0.35 and $7.10 have the potential to generate a total of $14,291,855 in cash over the next five years.

The Company’s continued development is contingent upon its ability to raise sufficient financing both in the short and long term. There are no guarantees that additional sources of funding will be available to the Company; however, management is committed to pursuing all possible sources of financing, has very loyal and supportive shareholders and strongly believes its existing properties and the acquired uranium interests provide the Company with projects of merit that will serve to attract investors and enhance shareholder value.

1.7 Outstanding share data:

At the date of this report the Company has 66,285,839 issued and outstanding common shares.

1.8 Off-Balance Sheet Arrangements

At June 30, 2006, the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.9 Transactions with Related Parties

In 2006, the Company paid management fees in the amount of $340,000 (2005 - $208,500) to directors or companies controlled by common directors. A total of $314,403 (2005 - $87,892) in salaries/consulting fees were paid to a director.

1.10 Proposed Transactions

There are currently no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.. Upon commencement of negotiations of material transactions, the Company will be making announcements on a timely manner.

1.11 Changes in Accounting Policies including Initial Adoption

There have been no changes in the Company’s existing accounting policies.

1.12 Financial Instruments and Other Risks

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, receivables, long-term investments, non-refundable deposit, reclamation bond and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. The fair market values of these financial instruments approximate their carrying values, unless otherwise noted.

The financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with high quality financial institutions, thereby minimizing exposure for deposits in excess of federally insured amounts. The Company believes that credit risk associated with cash is remote.

In conducting business, the principal risks and uncertainties faced by the Company centre on exploration and development, metal and mineral prices and market sentiment.

The prices of metals and minerals fluctuate wildly and are affected by many factors outside of the Company’s control. The relative prices of metals and minerals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. The Company relies on equity financing for its working capital requirements and to fund its exploration programs. There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

1.13 Disclosure controls and Procedures

The Company maintains accounting and internal control systems to provide reasonable assurance that all relevant and material information relating to the Company and required to be disclosed by regulatory authorities are recorded, processed, summarized and reported. The Company has evaluated its disclosure controls and procedures and concluded that they are operating effectively as at June 30, 2006.

1.14 Subsequent events:

Subsequent to June 30, 2006, the Company:

a)

Entered into a letter of intent (“LOI”) to acquire all the issued and outstanding shares of High Plains Uranium Inc.(“HPU”) by way of share exchange at a deemed value of $1.15 per HPU common share. Under the terms of the LOI, the company will subscribe for $6 - 8 million of convertible secured debentures of HPU. The debentures will be convertible at the price of $.93 per HPU common share. The LOI also contemplates that the Company and HPU will enter into a joint venture option agreement in respect of High Plains' interests in the Gas Hills and North Platte Complex properties in the State of Wyoming

b)

Issued 10,232,602 common shares in exchange of 100% of the issued and outstanding common shares of Quincy Energy Corp., a company listed on the TSX Venture Exchange under the symbol QUI. The acquisition will be accounted for using the purchase method.

c)	Entered into an agreement with a third party to technical data pertaining to uranium properties for a cash consideration of US$100,000.

d)	Issued 380,500 common shares for cash of $813,526 upon the exercise of outstanding stock options.

e)	Issued 788,512 common shares for cash of $2,623,367 upon the exercise of outstanding share purchase warrants.

f)	Issued 192,000 common shares for services provided pursuant to Standard’s consulting agreements with third parties.

g)

Granted stock options for 70,000 common shares exercisable at $5.77 to $5.90 per share expiring on July 17, 2009 to July 10, 2010 and granted in August, 185,000 stock options @ $5.20 per share expiring on August 29, 2010.